UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

(Full title of the Plan)

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

PAGE

FINANCIAL INFORMATION

Independent Auditors’ Report	1

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4-11

Schedule:
Schedule H, Line 4i: Schedule of Assets Held for Investment Purposes as of December 31, 2002	12

Signatures	13

EXHIBITS

Exhibit 23—Independent Auditors’ Consent

Exhibit 99.1—Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2—Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

i

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of the

Rayonier Investment and Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Jacksonville, Florida

June 10, 2003

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31, 2002			DECEMBER 31, 2001
	Participant Directed	Non-Participant Directed	Total	Participant Directed	Non-Participant Directed	Total
ASSETS
Receivables:
Accrued interest and dividends	$95,851	$198,359	$294,210	$155,197	$219,789	$374,986
Member contributions	74,158	33,125	107,283	49,529	22,413	71,942

Total receivables	170,009	231,484	401,493	204,726	242,202	446,928
Investments, at fair value (See Note 3)	55,273,308	26,378,429	81,651,737	59,718,516	30,705,822	90,424,338

Total assets	55,443,317	26,609,913	82,053,230	59,923,242	30,948,024	90,871,266

LIABILITIES
Accounts payable	15,673	—	15,673	105,740	18,008	123,748

Total liabilities	15,673	—	15,673	105,740	18,008	123,748

Net assets available for benefits	$55,427,644	$26,609,913	$82,037,557	$59,817,502	$30,930,016	$90,747,518

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Participant Directed	Non-Participant Directed	Total
INVESTMENT INCOME (LOSS) AND CONTRIBUTIONS
Investment income (loss):
Net depreciation in fair value of investments (See Note 3)	$(6,456,618)	$(2,652,322)	$(9,108,940)
Dividends	235,279	786,340	1,021,619
Interest	1,089,995	30,803	1,120,798

	(5,131,344)	(1,835,179)	(6,966,523)

Contributions:
Employer	—	1,845,900	1,845,900
Members’	4,124,703	—	4,124,703

	4,124,703	1,845,900	5,970,603

Total investment income (loss) and contributions	(1,006,641)	10,721	(995,920)

DISTRIBUTIONS AND EXPENSES
Distributions to members	5,558,412	1,987,006	7,545,418
Administrative expenses	134,087	34,536	168,623

Total distributions and expenses	5,692,499	2,021,542	7,714,041

Net decrease prior to transfers	(6,699,140)	(2,010,821)	(8,709,961)
Member-directed transfers	2,309,282	(2,309,282)	—

Net decrease	(4,389,858)	(4,320,103)	(8,709,961)
Net assets available for plan benefits:
Beginning of year	59,817,502	30,930,016	90,747,518

End of year	$55,427,644	$26,609,913	$82,037,557

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the “Company” or the “Sponsor”) upon the first day of any month following the employee’s date of hire. In addition, part-time salaried employees that have worked 1,000 hours in a 12-month period are also eligible to join the Plan. Employees covered by a collective bargaining agreement, leased employees or non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective November 1, 2001, Investors Bank & Trust Company (“IBT”) replaced Bankers Trust as trustee and Mass Mutual replaced Hewitt as record keeper of the Plan.

(b)	Contributions

1.	Participant Directed – Each year, members may elect to contribute up to 16 percent of the member’s salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof.

2.	Non-participant Directed – The Company makes a matching contribution of 60 percent of the first 6 percent of each member’s salary that is contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each member’s salary to the member’s retirement account (“retirement contributions”).

Matching Company contributions and retirement contributions are invested entirely in the Rayonier Inc. Common Stock Fund. Upon reaching the age of 55, a member may elect to transfer prior and direct future investment of Company contributions into any available investment under the Plan on an ongoing basis. This allows participants approaching retirement age to reduce the risk of holding the vested Company match and retirement contributions entirely in the Rayonier Inc. Common Stock Fund. Prior to September 1, 2002, participants age 55 and older could elect to transfer Company contributions to funds investing in only fixed income investments (Blended Stable Value Fund). See Note 10, Plan Amendments for information on changes to the Plan.

Pre-tax member contributions were limited by the Internal Revenue Service (“IRS”) to $11,000 during the year ended December 31, 2002. In addition, beginning in 2002 individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $1,000 during the Plan year ended December 31, 2002.

(c)	Member Accounts

Each member’s account is credited with the member’s contribution and the related Company contribution. Plan earnings (losses) and administrative expenses are allocated to member accounts based upon account balances.

(d)	Vesting

Members are immediately vested in their contributions plus actual earnings/losses thereon. Vesting in the member’s Company contribution account plus actual earnings/losses thereon is based on years of service. A member vests 20 percent after each year of service; full vesting occurs after five years of service.

(e)	Investment Options

Prior to November 1, 2001, the Plan offered investment options from Bankers Trust. Effective with the appointment of IBT as trustee and Mass Mutual as record keeper as of November 1, 2001, a different set of investment options became available to all participants in addition to the Rayonier Inc. Common Stock Fund. At the time of conversion, the Rayonier Inc. Common Stock Fund (Fund A) was transferred in kind to IBT, while Fund B (Pyramid Equity Index Fund) and Fund D (Pyramid Balanced Fund) were liquidated and transferred to IBT. The cash proceeds from Fund B were invested in the Mass Mutual Indexed Equity Fund. The cash proceeds from Fund D were invested in the Janus Capital Corporation Balanced Fund. One component of Fund C (Pyramid Open End GIC Fund) remained under the management of Deutsche Asset Management, while the other component of Fund C (Mass Mutual Short-Term Investment Account) was liquidated and transferred to the Mass Mutual Guaranteed Interest Fund. These components formed the Blended Stable Value Fund.

Effective September 1, 2002, the Plan began to offer three additional investment options to the participants: the Mass Mutual Small Company Value Fund, the Mass Mutual Small Company Growth Fund and the Mass Mutual Overseas Fund (see Note 10, Plan Amendments).

Contributions to the Plan may be invested in the following funds:

Rayonier Inc. Common Stock Fund

This investment option invests in the common stock of Rayonier Inc. and a cash component.

Blended Stable Value Fund

This portfolio consists of two separate funds: Mass Mutual’s Guaranteed Interest Fund and the Pyramid Open End GIC Fund. One-third of the Pyramid Open End GIC Fund was transferred to the Mass Mutual Guaranteed Interest Fund in 2002 and the remaining two-thirds will be transferred in 2003 and 2004. All participant-directed contributions are deposited into the Mass Mutual Guaranteed Interest Fund. Funds are invested in investment contracts issued by other financial institutions, fixed income securities and short-term investments, including obligations of the U.S. Government and money market securities having maturities of one year or less. The fund’s objective is to provide long-term investment growth.

Janus Capital Corporation Balanced Fund

The Janus Capital Corporation manages this portfolio. Funds are invested in a mix of equity and income-producing securities (normally 40% to 60% of each). The equity portion favors mature companies with a history of solid earnings and strong cash flows. Fixed-income investments (at least 25%) are selected for their income potential. The fund’s objective is to provide capital and current income growth.

Mass Mutual Indexed Equity Fund

This portfolio is managed by Deutsche Asset Management – a member of the Deutsche Bank Group. The fund seeks to match the performance of Standard & Poor’s (“S&P”) 500 Index by investing in a representative sample of the stocks found in the index. The fund’s objective is to provide returns that closely approximate those of the S&P 500.

Mass Mutual Small Company Value Fund

This portfolio is managed jointly by Clover Capital and T. Rowe Price. The fund invests in stocks of smaller, undervalued companies in the small/mid-cap value category. The fund’s objective is to provide long-term growth of capital and income.

Mass Mutual Small Company Growth Fund

Mazama Capital Management and Allied Investment Advisors, Inc manage this portfolio jointly. The fund invests in stocks of smaller companies with above average earnings growth in the small/mid cap asset category. The fund’s objective is to provide long-term capital appreciation.

Mass Mutual Overseas Fund

This portfolio is managed jointly by American Century and Harris Associates, L.P. The fund invests primarily in stocks traded in Europe, Latin America and Asia in the international/global asset category. The fund focuses on well-positioned, well-managed businesses having strong revenue growth, sustainable profit margins, capital efficiency and business integrity.

Upon enrollment in the Plan, members may direct their contributions and balance transfers in one percent increments to any of the funds. Members may change their investment options daily, apart from the Mass Mutual Overseas Fund, which limits investment changes to once every thirty days.

(f)	Member Loans

Members may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the member’s vested balance, excluding retirement accounts, or (b) $50,000 reduced by the member’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member’s retirement contributions. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Rayonier Pension Fund Trust and Investment Committee (the “Plan Committee”). The outstanding loans bear interest at fixed rates that ranged from 5.75 percent to 11.55 percent at December 31, 2002 and from 6.00 to 11.55 percent at December 31, 2001. Principal and interest are paid ratably through monthly payroll deductions. The member loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits for the years ended December 31, 2002, and 2001.

Loan repayments amounted to $675,989 and $654,790, while new loans to participants were $587,612 and $749,298 in 2002 and 2001, respectively.

(g)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, upon separation from the Company for any reason, a member may elect to defer distribution until March 31 of the year following the member’s attainment of age 70 1/2, provided the member’s vested account balance exceeds $5,000. The member may elect to receive one lump-sum payment or benefit payments in annual installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the individual’s after-tax account in excess of a prescribed minimum. Distributions from before-tax accounts are prohibited before attaining the age of 59 1/2 except in the case of death, permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service criteria.

(h)	Forfeited Accounts

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. In 2002, $81,179 of forfeited non-vested accounts was used to pay Plan expenses.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

(b) Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. Member loans receivable are valued at cost, which approximates fair value.

Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee based upon the current market values of the underlying assets of the commingled fund. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of Net Assets Available for Benefits for the Pyramid Open End GIC Fund, the Janus Capital Corporation Balanced Fund, the Mass Mutual Indexed Equity Fund, the Mass Mutual Small Company Value Fund, the Mass Mutual Small Company Growth Fund and the Mass Mutual Overseas Fund as of December 31, 2002, are filed directly with the Department of Labor.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides various investment options for the participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that changes in values of Plan investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments

The following presents both participant and non-participant directed investments of the Plan:

	December 31,
	2002		2001
Rayonier Inc. common stock (non-participant directed)	$24,825,508	*	$30,655,013	*
Rayonier Inc. common stock (participant directed)	7,428,286	*	11,162,028	*
Cash and Short-term Investments Fund (non-participant directed)	1,552,625		50,809
Cash and Short-term Investments Fund (participant directed)	464,576		18,385
Mass Mutual Guaranteed Interest Fund	12,382,062	*	5,274,621	*
Pyramid Open End GIC Fund	8,950,178	*	12,722,819	*
Janus Capital Corporation Balanced Fund	6,357,176	*	5,929,730	*
Mass Mutual Indexed Equity Fund	18,167,277	*	23,179,036	*
Mass Mutual Small Company Value Fund	60,334		—
Mass Mutual Small Company Growth Fund	72,666		—
Mass Mutual Overseas Fund	47,530		—
Member loans receivable	1,343,519		1,431,897

	$81,651,737		$90,424,338

*	Denotes investments that represent five percent or more of the Plan’s net assets.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value by $9,108,940 as follows:

Mutual funds	$(5,663,023)
Common stock	(3,445,917)

Total	$(9,108,940)

4. Guaranteed Investment Contracts (“GICs”)

Certain GICs held in the Blended Stable Value Fund are synthetic, i.e., the Fund owns certain fixed income marketable securities, and a third party provides a “wrapper” that guarantees a fixed-rate of return. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the Fund’s financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment based on contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate may be fixed or variable, as specified by each GIC. The average yield on the Blended Stable Fund was 5.14 percent and 5.13 percent for the years ended December 31, 2002, and 2001, respectively.

The guaranteed rate for the Mass Mutual’s Guaranteed Interest Fund and the Pyramid Open End GIC Fund was 5.25 percent and 5.03 percent, respectively, as of December 31, 2002.

5. Related Party Transactions

The Blended Stable Value Fund contains funds that are managed by Mass Mutual and Deutsche Asset Management. IBT is the trustee and Mass Mutual is also the record keeper as defined by the Plan. Transactions with IBT, Mass Mutual and Deutsche Asset Management qualify as party-in-interest transactions. In 2002, the Plan incurred $130,272 of investment management fees with IBT and $38,351 of investment management fees with Deutsche Asset Management. In addition, the Plan Sponsor paid $10,210 to Mass Mutual for Plan record keeping expenses in 2002.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor; these transactions also qualify as party-in-interest transactions. At December 31, 2002 and 2001, the Plan held 712,791 and 834,181 shares of Rayonier common stock, respectively, which represented an ownership interest of 2.57% and 3.06%, respectively, of the total outstanding shares on those dates.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s tax return filed on IRS Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$82,037,557	$90,747,518
Amounts allocated to withdrawing members	(146,165)	(9,900)

Net assets available for benefits per Form 5500	$81,891,392	$90,737,618

The following is a reconciliation of benefits paid to members per the financial statements to the Plan’s tax return filed on IRS Form 5500:

Year ended December 31, 2002
Distributions to members per the financial statements	7,545,418
Add: Amounts allocated to withdrawing members—current year	146,165
Less: Amounts allocated to withdrawing members—prior year	(9,900)

Distributions to members per Form 5500	$7,681,683

Amounts allocated to withdrawing members are recorded on the Form 5500 as benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

8. Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan, as currently designed, is still being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Administrative Expenses

Effective September 1, 2002, actual investment management expenses for each of the Plan’s investment options were applied against each fund’s return at the participant level. Prior to that date, an annual fee to the Plan of up to 0.25 percent of the market value of the assets held by the Plan was charged to satisfy expenses incurred in conjunction with Plan administration. This included, but was not limited to, investment management fees, trustee fees and recordkeeping fees. The Company paid the balance of Plan expenses in excess of the maximum charge allowable to the Plan. See Note 10, Plan Amendments for the changes to Plan administrative expenses. Deutsche Asset Management Group investment fees continue to be paid with funds available through forfeited non-vested accounts. Any such fees in excess of available forfeited non-vested accounts are paid by the Company. During 2002, total administrative expenses were $168,623.

10. Plan Amendments

At its meeting on June 28, 2002, the Plan Committee approved Plan amendments effective September 1, 2002 as follows.

The Plan Committee allowed for the addition of three new investment options available to the participants: the Mass Mutual Small Company Value Fund, the Mass Mutual Small Company Growth Fund and the Mass Mutual Overseas Fund.

The Plan Committee amended how IBT’s investment management fees are charged to the Plan Funds. Such fees had been determined by a basis point calculation on the Mass Mutual Indexed Equity and Janus Capital Corporation Balanced Funds and allocated across all funds through August 31, 2002. Effective September 1, 2002, actual investment management fees assessed to each fund are charged at the participant level within that fund and not allocated to participant balances in other funds.

The Plan Committee agreed to eliminate certain limitations on available investment options for Company contributions after a participant reaches the age of 55. This amendment allows participants, upon reaching age 55, to transfer prior and future Company contributions to the Plan into any investment options then available under the Plan; provided, however, that there will be a 30-day waiting period for transfers of prior matching funds into or out of the Rayonier Inc. Common Stock Fund.

Finally, effective December 11, 2002, the Plan was amended to include employee stock ownership plan (“ESOP”) features intended to operate within the meaning of 4975 (e) (7) of the IRS Code. The amendment provides for dividends paid on Rayonier Inc. Common Stock to be allocated to the ESOP portion of participants’ accounts and at the participants’ election either be: a) distributed in cash to the participant, or b) reinvested in additional Rayonier Inc. Common Stock within 90 days after the close of the Plan year in which such dividends are paid. Participants are given the option to change their election to receive cash dividends annually. This amendment was effective for dividends that were paid on Rayonier Inc. Common Stock during the fourth quarter of 2002.

11. Subsequent Events

On May 21, 2003, Rayonier’s Board of Directors approved a three-for-two stock split that applies to all issued and outstanding shares of record on June 2, 2003. The stock split, which will be effected in the form of a stock dividend by issuing one additional share of common stock for every two shares held, applies to the Rayonier Inc. common shares held by the Plan. The additional shares were distributed on June 12, 2003.

SCHEDULE H, Line 4i

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2002

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Description	Units		Cost	Value
*	Cash and Short-term Investment Fund	2,017,201		$2,017,201	$2,017,201
*	Blended Stable Value Fund	2,012,917		20,424,829	21,332,240
*	Mass Mutual Indexed Equity Fund	2,201,033		21,603,537	18,167,277
*	Janus Capital Corporation Balanced Fund	668,749		6,684,890	6,357,176
*	Rayonier Inc. Common Stock Fund	712,791	[1]	30,859,880	32,253,794
*	Mass Mutual Small Company Value Fund	699		59,653	60,334
*	Mass Mutual Small Company Growth Fund	1,040		74,383	72,666
*	Mass Mutual Overseas Fund	647		46,291	47,530
* **	Member loans receivable	1,343,519		1,343,519	1,343,519

				$83,114,183	$81,651,737

*	Denotes Party In-Interest transaction.

**	The loans bear fixed interest rates that range from 5.75 percent to 11.55 percent.

[1]	Denotes actual shares held by Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES (Name of Plan)

Date: June 27, 2003	By:	/s/ JOHN P. O’GRADY
John P. O’Grady Plan Administrator